Management’s Discussion and Analysis
For the three months ended December 31, 2013

Other Information
Additional information about Cash Store Financial, including its annual information form, information circular, and annual and quarterly reports, is available on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar.shtml.

Non-GAAP Performance Measures
Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results. For a definition of these measures, refer to the section entitled "Non-GAAP Performance Measures" within this MD&A.

Note
Cash Store Financial is a Canadian corporation and is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name “Cash Store”. Cash Store Financial does not conduct business under the name “Cash Store” in the United States and does not own or provide any consumer lending services in the United States.

February 3, 2014

The following discussion of the financial condition and results of operations of The Cash Store Financial Services Inc. (“Cash Store Financial” or the “Company”) should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the three months ended December 31, 2013 and the audited consolidated financial statements and MD&A for the year ended September 30, 2013. The Company’s board of directors (the “Board of Directors”), on the recommendation of the Company’s audit committee (“Audit Committee”), approved the content of this MD&A on February 3, 2014.

Unless otherwise stated, all dollar amounts are presented in thousands of Canadian dollars and have been prepared according to United States generally accepted accounting principles (U.S. GAAP).

Forward-Looking Information
In order to help investors understand the Company’s current results and future prospects, this MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States federal securities legislation. Management refers to these types of statements collectively, as “forward-looking information”. Forward-looking information includes, but is not limited to: information with respect to our objectives, strategies, operations and financial results, competition; initiatives to grow revenue or reduce retention payments; key areas of focus for improvement in the section entitled "Focusing on the Results of Operations"; the Company's strategy to enable customers to access mainstream credit products in the section entitled "Transition to Lines of Credit"; and the Company's financial results are in the sections entitled "Results of Operations" and "Liquidity and Capital Resources."

Forward-looking information can generally be identified by the use of words such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases. They may also be identified by statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved".

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied. These risks and uncertainties may include (but are not limited to) changes in economic and political conditions, legislative or regulatory developments, technological developments, third party arrangements, competition, litigation, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described under the heading “Risks and Uncertainties”.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Management has attempted to identify the important factors that could cause actual results to differ materially from those contained in forward-looking information, but other factors unknown to us at the time of writing could cause results to vary. There can be no assurance that forward-looking information will prove to be accurate. Actual results could differ materially. Management cautions readers not to place undue reliance on forward-looking information. Unless required by law, the Company does not undertake to update any forward-looking information.

Q1 2014 Management’s Discussion & Analysis	| 1 |

Business and Strategy Overview

Cash Store Financial is a leading provider of alternative financial products and services, serving everyday people for whom traditional banking may be inconvenient or unavailable. The Company owns and operates Canada’s largest network of retail branches in the alternative financial products and services industry, with 510 branches in 178 communities in Canada under the banners “Cash Store Financial”, “Instaloans” and “The Title Store”. Cash Store Financial also owns and operates 27 branches in the UK.

The Company is listed on both the Toronto Stock Exchange (TSX:CSF) and New York Stock Exchange (NYSE:CSFS).

Cash Store Financial acts as both a broker and lender of short term advances and offers a range of other products and services to help customers meet their day to day financial service needs. The Company employs a combination of payday loans and lines of credit as its primary consumer lending product offerings and earns fees and interest income on these consumer lending products, just as a bank does on longer-term lending products. Cash Store Financial also offers a wide range of financial products and services including bank accounts, prepaid MasterCard and private label credit and debit cards, cheque cashing, money transfers, payment insurance and prepaid phone cards. The Company has agency arrangements with a variety of companies to provide these products.

The table below illustrates the Company’s primary consumer lending offerings summarized by jurisdiction since October 1, 2012:

Jurisdiction	Branches	Oct 1, 2012 to Jan 31, 2013	Feb 1, 2013 to Present

British Columbia, Alberta Saskatchewan Nova Scotia	278	Payday Loans (Direct Lending)

Manitoba	24	Lines of Credit (Brokered)

Ontario	175	Payday Loans (Direct Lending)	Lines of Credit (Brokered)

New Brunswick Newfoundland Prince Edward Isl. Yukon / NWT	33	Payday Loans (Brokered)

United Kingdom	27	Payday Loans (Direct Lending)

Regulatory Update

Management views regulations affecting its primary product offerings of payday loans and lines of credit as the most critical factor affecting the Company's ability to successfully operate and execute its business strategy.
In Canada, certain provinces have developed regulations specific to payday loans. The key components of payday loan regulations are caps on the loan size, length and fees that can be charged. Typically regulations limit payday loans to a maximum of $1,500 and 62 days in duration, as well as providing a rate cap. The following table shows the rate caps in the provinces where the Company is subject to payday loan regulations:

Province	Rate Cap (per $100)
British Columbia	$23
Alberta	$23
Saskatchewan	$23
Ontario	$21
Nova Scotia	$25

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The Company is subject to class action proceedings initiated in the Canadian provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, alleging non-compliance with rate caps in those provinces. The Company believes that it has complied with all applicable provincial regulations and is defending these actions vigorously.
On December 17, 2013, Ontario Regulation 351/13 was filed by the Government of Ontario. Regulation 351/13, made under the Payday Loans Act, 2008, ("the Act") prescribes certain categories of credit such that the Act will apply to lines of credit products offered through the Company’s retail banners. Effective February 15, 2014, the Company will be required to have licenses pursuant to the Act, if they wish to continue providing access to certain line of credit products in the Ontario market. These licenses will again enable the Company to offer payday loans in Ontario.  The Company intends to comply with these regulatory requirements and has, through its operating subsidiaries, applied for the requisite licenses. The Company is focused on making the necessary changes and modifications to its operations in order to be in compliance with the new requirements of the Act.   A failure to be granted a license under the Act and/or an interruption to operations in Ontario could result material adverse effects on the Company's business and financial results.
Refer to "Risks and Uncertainties" for additional information on regulations and litigation.

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Strategy Update

Management has worked closely with the Board of Directors to develop a tactical plan of actions and accountabilities for FY2014. The tactical plan included the following financial priorities and growth opportunities:

Financial Priorities	First Quarter Progress
1. Growth in loan fees with the roll-out of a suite of line of credit products to attract new customers.
1. Positive growth and performance trends have been experienced in the Progressive line of credit
2. In Ontario, in light of recent regulatory developments, the Company will re-assess its product mix once licensing has been completed.

2. Grow other income by developing other service offerings such as bank accounts, payment card products, payment insurance that focus on providing long term value for customers and result in increased customer retention.

1. Although the Company continues to focus on growth in other products and services, recent regulatory developments in Ontario are expected to delay the Company's ability to fully achieve this target.
2. An increased focus continues to be placed on other financial products and services in order to grow other income.

3. Reduce corporate expenses through a reduction in external professional fees.
1. Corporate expense reductions have been realized in the current quarter compared to the previous three quarters.
2. Further areas of corporate expense reduction have been identified and are currently being implemented.

4. Stabilize and reduce credit losses through improvements in underwriting and operational improvements in branch and centralized collections processes.
1. Provision for credit losses reduced to 3.1% of direct loan volume compared to 4.1% in the same quarter last year.
2. Combined loan losses and retention payments reduced to 5.0% of total loan volume compared to 5.4% in the same quarter last year.

5. Improve UK financial performance through customer growth and more cost effective business partners to provide other financial products and service offerings.	1. UK corporate office has been restructured in order to reduce overhead costs and improve financial performance.

Growth Opportunities	First Quarter Progress
1. Carefully pursue UK growth through branch network growth.	1. Increased focus on profitability of existing branches before further expansion of branch network.
2. Grow revenue from the Title Store through network expansion and marketing to existing customer base.	1. The Company continues to grow its title loan business and currently operates 10 locations accross Canada.
3. Complete testing phase of online lending in the UK and Canada and expand online lending volumes profitably through a "bricks and clicks" strategy to leverage the Company's existing physical branch network.
1. Continued and expanded pilot testing and refinement of online lending in both Canada and UK.

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Performance

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
Selected First Quarter Information

		Three Months Ended
($000s, except for per share amounts, number of loans and branch count)		December 31, 2012	December 31, 2013	% Change
Consolidated Results
No. of branches	Canada	511	510	—%
	United Kingdom	25	27	8%
		536	537	0%

Loan volume	Direct	$180,599	$113,363	(37)%
	Brokered	22,864	83,413	265%
		203,463	196,776	(3)%
Revenue
Loan fees		$38,018	$36,861	(3)%
Other income		11,485	8,385	(27)%
		49,503	45,246	(9)%

Sales expenses
Salaries and benefits		14,462	15,167	5%
Rent		4,434	4,473	1%
Selling, general and administrative		4,969	4,879	(2)%
Advertising and promotion		1,369	1,537	12%
Depreciation of property and equipment		1,560	1,583	1%
		26,794	27,639	3%

Provision for credit losses		9,254	5,499	(41)%
Retention payments		1,769	4,365	147%
Corporate expenses		6,745	8,375	24%
Interest expense		4,603	4,787	4%
Other depreciation and amortization		2,172	2,126	(2)%
Income before income taxes		$(1,834)	$(7,545)	311%
Net income (loss) and comprehensive income (loss)		(1,702)	(7,470)	339%
EBITDA		6,501	951	(85)%
Adjusted EBITDA		9,152	4,165	(54)%
Weighted average number of shares outstanding - basic		17,542	17,572	1%
- diluted		17,542	17,572	1%
Basic earnings (loss) per share		$(0.10)	(0.43)	330%
Diluted earnings (loss) per share		(0.10)	(0.43)	330%
Consolidated Balance Sheet Information
Working capital		59,886	42,385	(29)%
Total assets		203,390	176,255	(13)%
Total long-term financial liabilities		129,754	142,882	10%
Total long-term liabilities		137,233	149,005	9%
*Total long-term financial liabilities excludes long term portion of deferred revenue, deferred lease inducements and deferred tax liabilities

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Results of Operations

Branches

Total branch count as at December 31, 2013 of 537 reflects 510 branches in Canada and 27 branches in the United Kingdom. As at December 31, 2012 the company had 511 branches in Canada and 25 branches in the United Kingdom.

Revenue

Loan Volume

Total loan volume of $196.8 million for the three months ended December 31, 2013 decreased by 3% compared to $203.5 million in the same period last year. The decreases in loan volume reflects decreased loan volumes in Ontario as a result of tightening certain underwriting criteria on the Basic line of credit product in an effort to manage credit risk and improve profitability.

The Company measures loan volume based on the total principal advanced.

Loan Fees

Loan fees include payday loan fees and fees charged for the credit assessment and brokering of advances and lines of credit on behalf of consumers.

(000s)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	% Change
Payday loan fees	35,861	22,008	(39)%
Broker and credit assessment fees on lines of credit	2,157	14,853	589%
Total Loan Fees	38,018	36,861	(3)%

The year over year changes in the type of loan fees earned are reflective of the Company's cessation of payday loans and introduction of lines of credit in Manitoba and Ontario in FY2013. The overall decrease in loan fees compared to FY2013 Q1 is consistent with decreases in the associated loan volume.

Same Branch Revenue

Same branch revenue, calculated on the branches in Canada that were open for both the current period and the same period last year of $83 for the three months ended December 31, 2013 decreased by 9% compared to the same quarter last year. Same branch revenue for the three month period ended December 31, 2012 was $91. The decrease in the current quarter was a result of decreases in other income and loan volume.

Other Income

Other income includes fees earned on other financial products and services such as bank accounts, debit cards and prepaid credit cards, cheque cashing, insurance, money transfers and prepaid phone cards as well as other loan fees.

Consolidated other income of $8.4 million for the three months ended December 31, 2013 decreased by 27% compared to $11.5 million in the same period last year. The decrease in other income is related to price reductions in other financial products and services which were designed to increase customer benefits as well as the cessation of certain financial products and services as a result of regulatory requirements.

Sales Expenses

Sales expenses of $27.6 million for the three months ended December 31, 2013 increased by 3% compared to $26.8 million in the same period last year as a result of increases in marketing and salaries and benefits expenses related to sales incentives at the branch level.

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Credit Losses and Recoveries

The Company’s provision for credit losses recorded on the consolidated statement of operations includes all estimated uncollectible contractual principal and loan fees and impairment on acquired portfolios. The provision for credit losses is reduced by recoveries realized after advances are charged off. Collections of late interest and fees on advances that have not been charged off are recorded in other income on the consolidated statement of operations. When evaluating the Company’s overall credit loss rate, management considers the provision for credit losses net of default and other fees recorded in other income, as follows:

(000s)	Three Months Ended December 31, 2012	% of loan vol.	Three Months Ended December 31, 2013	% of loan vol.
Provision for credit losses	9,254	5.1%	5,499	4.9%
Default and other fees recorded in other income	(1,922)	(1.1)%	(1,974)	(1.7)%
Net	7,332	4.1%	3,525	3.1%

Credit losses, net of default and other fees for the three months ended December 31, 2013 decreased by 1.0% of related loan volume compared to the same period last year. The decrease is due to improvements in collections on Payday loans as well as an increase in recoveries on loans and advances greater than 90 days past due that were charged off on September 30, 2013.

Retention Payments

This section should be read in conjunction with the section entitled "Off-Balance Sheet Arrangements" in the Company's annual MD&A for the year ended September 30, 2013.

The nature of the Company’s funding and credit loss expenses under the direct lending model differ from those under the broker model. Under the broker model, the Company makes voluntary retention payments to third-party lenders in order to offset the impact of the credit losses third-party lenders experience.

(000s)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Losses on acquisition of line of credit advances	—	3,945
Payments to offset the impact of credit losses	1,769	420
Total retention payments expense	1,769	4,365

As a percentage of brokered loan volume, retention payments decreased to 5.2% for the three months ended December 31, 2013 from 7.7% in the same period last year. The decrease was a result of higher interest earned by the third-party lenders on lines of credit which was the primary brokered product the in the current quarter compared to payday loans as the primary brokered product in the same quarter last year.

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Corporate Expenses

(000s)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013	% Change
Salaries and benefits	2,857	3,696	29%
Legal expenses	661	1,032	56%
Audit, accounting and special investigation	1,031	565	(45)%
Other	2,196	3,082	40%
Total Corporate Expenses	6,745	8,375	24%

The increase in corporate salaries and benefits is a result of investments in staffing to support the transition to the line of credit business model, including information technology, project management, quality control and certain one-time expenses.

Legal expenses increased in the three months ended December 31, 2013 as a result of additional legal activity related to new regulatory and securities class action claims in comparison to the three months ended December 31, 2012.

Included in audit, accounting and special investigation costs for the three months ended December 31, 2012 are $0.9 million related to the restatements of previously issued financial statements.

Other corporate expenses for the three months ended December 31, 2013 includes $0.8 million related to a compliance order received by Consumer Protection BC for which the Company's petition was dismissed by the Court.

Refer to the section entitled “Risks and Uncertainties” for additional information on the special investigation, regulatory developments, the BC Compliance Order and legal proceedings.

Depreciation of Property and Equipment and Amortization of Intangible Assets

Total depreciation of property and equipment of $1.7 million for three months ended December 31, 2013 decreased compared to $1.9 million million in the same quarter last year. The decrease results primarily from a reduction in the carrying value of property and equipment in Canadian branches resulting from impairment charges that were recorded during FY2013.

Amortization of intangible assets of $2.0 million for the three months ended December 31, 2013 increased from $1.9 million in the same quarter last year as a result of investments in software intangibles.

Net Loss and Comprehensive Loss

The Company reported a net loss and comprehensive loss of $7.5 million for the three months ended December 31, 2013 compared to net loss and comprehensive loss of $1.7 million in the same quarter last year.

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Summary of Quarterly Results

($000's, except for per share amounts and branch figures)		2012			2013				2014
		Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Consolidated Results
No. of branches	Canada	569	529	511	511	513	510	510	510
	United Kingdom	25	25	25	25	25	27	27	27
		594	554	536	536	538	537	537	537

Loan volume	Direct	$120,487	$188,485	$195,027	$180,599	$127,050	$113,244	$119,534	$113,363
	Brokered	70,543	11,376	12,183	22,864	59,272	78,958	80,277	83,413
		191,030	199,861	207,210	203,463	186,322	192,202	199,811	196,776

Revenue
Loan fees		$30,545	$36,204	$38,353	$38,018	$37,268	$37,657	$39,487	$36,861
Other income		11,544	12,454	12,464	11,485	9,389	8,671	8,790	8,385
		42,089	48,658	50,817	49,503	46,657	46,328	48,277	45,246
Sales expenses
Salaries and benefits		17,672	16,493	14,921	14,462	14,325	14,902	14,964	15,167
Rent		4,911	4,719	4,548	4,434	4,457	4,343	4,998	4,473
Selling, general and administrative		6,406	5,725	4,971	4,969	5,076	5,733	4,671	4,879
Advertising and promotion		1,063	1,212	1,215	1,369	1,437	1,693	1,808	1,537
Depreciation of property and equipment		1,785	1,675	1,607	1,560	1,568	1,589	1,649	1,583
		31,837	29,824	27,262	26,794	26,863	28,260	28,090	27,639
		10,252	18,834	23,555	22,709	19,794	18,068	20,187	17,607

Provision for credit losses		10,798	10,104	9,434	9,254	7,289	7,587	12,477	5,499
Retention payments		2,271	554	586	1,769	1,665	2,444	5,781	4,365
Corporate expenses		6,626	5,394	5,706	6,745	9,247	8,602	13,548	8,375
Interest expense		3,068	4,536	4,566	4,603	4,644	4,660	4,676	4,787
Branch closures costs		—	908	666	—	—	24	99
Impairment of property and equipment		3,017	—	408	—	—	522	714	—
Expense to settle pre-existing relationships with third-party lenders		36,820	—	—	—	—	—	—	—
Other depreciation and amortization		1,503	1,770	2,117	2,172	1,994	2,796	2,349	2,126
Net income (loss) before income taxes		(53,851)	(4,432)	72	(1,834)	(5,045)	(8,567)	(19,457)	(7,545)
Taxes		(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850	(75)
Net income (loss) and comprehensive income (loss)		$(41,160)	$(3,571)	$249	$(1,702)	$(4,280)	$(6,894)	$(22,307)	$(7,470)
EBITDA		(47,495)	3,549	8,362	6,501	3,161	478	(10,783)	951
Adjusted EBITDA		721	5,516	10,066	9,152	6,681	4,673	2,494	4,165
Basic earnings (loss) per share		$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)	$(0.43)
Diluted earnings (loss) per share		$(2.36)	$(0.20)	$0.01	$(0.10)	$(0.24)	$(0.39)	$(1.29)	$(0.43)

In early FY2012, the Company transitioned to the direct lending model and began a comprehensive evaluation of its branch network, resulting in charges for impairment and branch closure costs in the last half of FY2012. In early FY2013, the Company incurred costs related to two restatements of previously issued financial statements as well as a special investigation. The declining trend in other income is a result of regulatory requirements in certain Canadian provinces that have made it more difficult to offer consumer lending consumers card and insurance products.

Although the Company’s business is not significantly affected by seasonality, the Company typically experiences its strongest revenues in the third and fourth quarters (which correspond with tax season and the summer months) followed by the first quarter (Christmas/holiday season). The second quarter is typically the weakest. In addition to seasonal demand, quarterly results are impacted by the number and timing of new branch openings.

Q1 2014 Management’s Discussion & Analysis	| 9 |

Liquidity and Capital Resources

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
Cash Flows

Consolidated cash balances increased to $17.0 million as at December 31, 2013 compared to $11.5 million at September 30, 2013. At December 31, 2013 $6.4 million (September 30, 2013 - $5.2 million) of the Company’s cash was restricted for consumer lending use where the Company acts as a broker and for other purposes.

During the three month period ended December 31, 2013 the Company utilized funding provided by its credit facility to manage its working capital requirements.

Cash provided by (used in):	Three months ended December 31, 2012	Three months ended December 31, 2013
Operating Activities	4,778	(5,634)
Investing Activities	(1,382)	(1,717)
Financing Activities	(7,390)	11,688

Cash used in operating activities was $5.6 million for the three months ended December 31, 2013, down from cash generated of $4.8 million in the same period last year. The decrease was primarily driven by the decrease in other income and the increase in consumer loans receivable.

Cash used in investing activities for the three month period ended December 31, 2013 increased as a result of purchases of property and equipment and software intangibles.

Cash provided by financing activities for the three months ended December 31, 2013 increased compared to the same period last year as a result of $12 million of funding provided under the Company's new credit facility as well as a reduction in restricted cash balances.

Consumer Advances Receivable, Net

As at December 31, 2013 the consumer advances receivable, net balance was $34.8 million, up from $25.6 million million at September 30, 2013.

The Company’s consumer advances receivable balance at December 31, 2013 is comprised of $25.6 million (September 30, 2013 - $19.3 million) of net advances that the Company has made directly to consumers and $9.2 million (September 30, 2013 - $6.2 million) in advances that the Company has purchased from third-party lenders.

Direct Advances

The December 31, 2013, direct advances balance of $25.6 million is comprised of gross advances of $33.5 million net of a provision for credit losses of $7.9 million (September 30, 2013 - $29.2 million gross advances and a provision of $9.8 million). The increase in direct advances at December 31, 2013 compared to September 30, 2013 is due to the Company transferring $5.4 million of gross advances to third-party lenders at September 30, 2013 with no corresponding transfer in the current period. In addition, seasonality contributed to the increase with a higher volume of lending typically experienced during the holiday season.

Acquired Advances

Commencing in February, 2013, in order to better facilitate the collections of past due advances on its brokered lines of credit in Ontario and Manitoba, the Company has purchased line of credit advances from third-party lenders. The line of credit advances are not governed by applicable payday loans regulations and the Company needs to be licensed to collect overdue brokered line of credit advances. In the absence of such licenses the Company has chosen to collect

Q1 2014 Management’s Discussion & Analysis	| 10 |

the overdue line of credit advances on behalf of the lenders either by purchasing the line of credit advances or by engaging a third party agency for collection. For the purposes of collecting the line of credit advances, the Company elected to purchase the line of credit advances in FY2013 and incurred losses on the difference between the purchase price and fair value of the line of credit advances and recognized the difference as retention payments. The Company expects to continue the practice of repurchasing past due advances on brokered lines of credit for the foreseeable future.

The increase in the balance of acquired of advances to $9.2 million at December 31, 2013 from $6.2 million at September 30, 2013 as a result of a higher proportion of consumers utilizing the revolving feature of the lines of credit. Seasonality and the holiday season contributed to this increase and the Company expects the balance of acquired advances to reduce over the second quarter of FY2014.

The Company's valuation assumptions reflect the cash recovery of approximately 81% of the contractual value of the repurchased advances on brokered lines of credit within 12 months.

All advances acquired have been reported on a pooled basis based on the fiscal quarter of acquisition. As the total consideration paid to acquire the line of credit advances exceeded the fair value, for the three months ended December 31, 2013 the Company recorded losses of $3.9 million (Three months ended December 31, 2012 - $nil) in retention payments expense.

The Company pools acquired loans and advances for reporting purposes, as follows:

Line of Credit Advances acquired in the Quarter Ended:	Fiscal 2013 Q2	Fiscal 2013 Q3	Fiscal 2013 Q4	Fiscal 2014 Q1	Total
Contractually required payments	$7,298	$11,650	$21,031	$18,042	$58,021
Loss recorded as retention payments	756	2,171	4,183	3,945	11,055
Initial carrying amount at acquisition date	$6,542	$9,479	$16,848	$14,097	$46,966
Collections and accretion to December 31, 2013	6,393	8,234	15,821	7,727	38,175
Impairment recorded in provision for credit losses	125	719	—	—	844
Carrying amount at December 31, 2013	$24	$526	$1,027	$6,370	$7,947

Credit Facilities

On November 29, 2013 the Company entered into a credit agreement (the “Credit Agreement”) with Coliseum Capital Management, LLC (“Coliseum”), 8028702 Canada Inc. and 424187 Alberta Ltd. (“Alberta Ltd.”) (collectively, the “Lenders”), pursuant to which the Lenders have provided $12.0 million of loans.

Pursuant to the Credit Agreement, Alberta Ltd. (the “Agent”) acts as agent for the Lenders. The loans made under the credit facility bear interest at 12.5% per annum, payable monthly in arrears, on the 29th day of each month. If an event of default occurs under the Credit Agreement, the interest rate is increased by 2% for so long as the event of default remains. The Credit Agreement provides that an additional $20.5 million may be advanced for a total maximum loan amount of $32.5 million. The Lenders have a right of first refusal in respect of any additional advances. If the Lenders do not exercise their right of first refusal, the Company is free to obtain loan advances from other lenders who agree to become party to the Credit Agreement. The loans outstanding at any time are subject to the requirement that the maximum amount outstanding cannot exceed 75% of the unrestricted cash of the Company plus 75% of the net consumer advances receivable of the Company not more than 90 days in arrears (the “Borrowing Base”). If the total amount outstanding under the loan at any time exceeds the Borrowing Base, the Company must repay to the Initial Lenders, on a pro rata basis, an amount which will result in the loans not being in excess of the Borrowing Base. Such payment must be made within 20 days of the month end in which the Borrowing Base was exceeded.
Loans made under the Credit Facility mature on November 29, 2016 (the “Maturity Date”) or on such earlier date as the principal amount of all loans owing from time to time plus accrued and unpaid interest and all other amounts due under the Credit Agreement may become payable under the Credit Agreement. The Company may repay the loans at any time subject to payment of a prepayment fee as follows:

(a)	If the prepayment is on or before November 29, 2014, the greater of (A) the interest that would accrue if the amount were to remain outstanding until November 29, 2014 and (B) 4% of the amount;

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(b)	If the prepayment is after November 29, 2014 but on or prior to November 29, 2015, 3% of the amount; and

(c)	If the prepayment is after November 29, 2015, no fee.
The Company has agreed to designate the loans made under the Credit Agreement as priority lien debt and obtain the benefit of the security granted by the Company pursuant to the Collateral Trust and Intercreditor Agreement entered into in connection with the Company’s 11.5% senior secured notes.
The Company believes this Credit Agreement to be important in achieving the Company’s long-term strategic plans and will fund operations and growth in key business areas.

In addition to certain covenants relating to the payment of the loans and the authority of the Company to enter into the Credit Agreement, the Company has covenanted in favour of the Lenders:
(a)    to comply with the covenants granted to the holders of the 11.5% senior secured notes;
(b)    not to designate any additional debt under the Collateral Trust Agreement; and

(c)	to meet the following Adjusted EBITDA targets on a quarterly basis over the term of the Credit Agreement:

i)	$4.0 million for the first 3 months of the 2014 fiscal year

ii)	$10.0 million for the first 6 months of the 2014 fiscal year

iii)	$17.0 million for the for the first 9 months of the 2014 fiscal year

iv)	$25.0 million for the 2014 fiscal year

v)	$23.6 million on a rolling four quarter basis at the end of the first quarter of fiscal year 2015

vi)	$26.3 million on a rolling four quarter basis at the end of the second quarter of fiscal year 2015

vii)	$26.9 million on a rolling four quarter basis at the end of the third quarter of fiscal year 2015

viii)	$27.5 million for the 2015 fiscal year

ix)	$28.1 million on a rolling four quarter basis at the end of the first quarter of fiscal year 2016

x)	$28.8 million on a rolling four quarter basis at the end of the second quarter of fiscal year 2016

xi)	$29.4 million on a rolling four quarter basis at the end of the third quarter of fiscal year 2016

xii)	$30.0 million for the 2016 fiscal year

Under the Credit Agreement, Adjusted EBITDA means the net income (or loss) of the Company, on a consolidated basis, before interest expense, income tax expense, depreciation of property and equipment, and amortization of intangible assets and before the deduction or addition of extraordinary and/or non-recurring expenses as reported in the Borrower’s quarterly and annual Management’s Discussion and Analysis in the section entitled “EBITDA and Adjusted EBITDA reconciliation”.

In addition to the rights of the Lenders to demand payment and instruct the Agent to begin the process to realize on the security under the Collateral Trust and Intercreditor Agreement, upon the occurrence and during the continuance of an event of default, the Lenders have the right, but not the obligation, to appoint a financial advisor to review the affairs of the Company and to appoint a director to the Board.
The Company was in compliance with the financial covenants of the Credit Facility as at December 31, 2013 and therefore, the amounts drawn have been classified as long-term. Based on its current forecasts, the Company expects to be in compliance with its financial covenants under the Credit Facility over the next year. However, continued compliance with these financial covenants in future periods is dependent on the Company achieving revenue forecasts, cost reductions and other assumptions inherent in the forecast. Market conditions, including the changing regulatory environment, have been difficult to predict and there is no assurance that the Company will meet its forecasts and its Adjusted EBITDA covenants in each quarter over the next fiscal year. If these covenants are not met, the Company’s creditors would be in a position to demand immediate repayment of the amounts drawn under the Company’s Credit Facility or pursue other remedies if the Company cannot reach an agreement with its lenders to amend or waive the financial covenants.

Alberta Ltd., which has loaned $2.0 million of the initial $12.0 million drawn, is controlled by the Company’s CEO and a director, Gordon Reykdal. Coliseum, which has loaned $5.0 million of the initial $12.0 million drawn, owns 17.8% of the common shares of the Company.

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Senior Secured Notes

On January 31, 2012, the Company completed a private placement offering in Canada and the US for $132.5 million of 11.5% senior secured notes (the “Notes”). The Notes mature on January 31, 2017 and bear interest semi-annually on January 31 and July 31 each year. The Notes were issued at a price of 94.608% resulting in an effective interest rate of 13.4%.

The indenture governing the Notes (the "Indenture") contains certain covenants that limit the Company’s ability to:

•	incur or guarantee additional indebtedness;

•	make capital expenditures;

•	make certain investments and acquisitions;

•	amend the Company’s dividend policy, pay dividends, or make distributions on capital stock or make certain other restricted payments;

•	sell assets, including capital stock of the Company’s restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	agree to payment restrictions affecting restricted subsidiaries;

•	amend underwriting standards;

•	form subsidiaries or fund foreign subsidiaries; and

•	consolidate, merge, sell or otherwise dispose of assets, except those in the ordinary course of operations.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture.

Compliance with the covenants are not impacted solely through the ordinary course of operations as the indenture does not contain covenants which are based solely on the results of operations or the financial position of the Company. The Company remains in compliance with all of the covenants under the Indenture.

In the event of specified change of control events, holders of Notes will have the right to require the Company to purchase all or a portion of the Notes at a purchase price in cash equal to 101% of the principal amount purchased, plus accrued interest to the date of purchase. In addition, upon certain asset sales, the Company may be required to use the net proceeds of such sales to offer to repurchase a portion of the Notes at a price in cash equal to 100% of the principal amount purchased, plus accrued and unpaid interest to the date of purchase.

Under the terms of the Notes, the Company may redeem up to 35% of the Notes with the net proceeds of certain equity offerings at a redemption price equal to 111.5% of the principal amount redeemed, plus accrued and unpaid interest to the redemption date any time before July 31, 2014. The Notes are redeemable in whole or in part, at any time on or after July 31, 2014 at the redemption prices (expressed as percentages of principal amounts) in the table below, plus accrued and unpaid interest:

For the period	Percentage
On or after July 31, 2014	103.084%
On or after January 31, 2015	102.091%
On or after July 31, 2015	101.127%
On or after January 31, 2016	101.194%
On or after July 31, 2016	100.000%

The indenture contains a first lien carve out that allows us to obtain credit facilities of up to $32.5 million.

Proceeds from the issuance of the Notes were $125.2 million. The Company used $116.3 million of the proceeds to acquire a portfolio of loans from third-party lenders. $8.2 million of the proceeds were used to pay fees and expenses related to the issuance and remainder was used for general corporate purposes.

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Dividends

The Company paid dividends to shareholders from 2008 to 2012. Starting in the fourth fiscal quarter of 2012 the Board of Directors suspended quarterly dividends. The dividend distribution policy is reviewed on a quarterly basis. This review includes evaluating the Company’s financial position, profitability, cash flow and other factors that the Board of Directors considers relevant.

The ability to declare and pay dividends is subject to compliance with a restricted payment covenant stipulated in the Indenture. This restricted payment covenant is based on achieving a ratio of consolidated cash flows to interest expense of at least 2.5 on a trailing four quarter basis. In order to re-establish quarterly dividends, the Company would need to earn EBITDA of approximately $10.8 million per quarter for four consecutive quarters.

Outstanding Share Data

As at January 31, 2014, the Company had 17,571,813 common shares outstanding. There were also 891,668 options to purchase common shares outstanding, which if exercised, would provide the Company with proceeds of approximately $6.9 million. Each option is exchangeable for one common share of the Company.

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Other Financial Information

Off-Balance Sheet Arrangements, Contractual Obligations, Financial Instruments, Critical Accounting Estimates, Related Party and Other Transactions and Changes in Accounting Policies

There are no material changes to the above titled sections at December 31, 2013 since the September 30, 2013 annual MD&A.

Non-GAAP Performance Measures

Throughout this MD&A, terms that are not specifically defined under U.S. GAAP are referenced and used. These non-U.S. GAAP measures may not be comparable to similar measures presented by other companies. These non-U.S. GAAP measures are presented because the Company believes that they provide investors with additional insight into the Company’s financial results.The non-U.S. GAAP measures mentioned in this MD&A, along with the way in which management calculates them, are defined below.

•
Same Branch Revenue is used to explain changes in total revenue by comparing the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period, excluding income from centralized collections. Average revenue is defined as revenue for the period divided by the number of branches.

•
EBITDA and Adjusted EBITDA are used as a measure of cash income. EBITDA is calculated as net income (loss) and comprehensive income (loss) before interest expense, income tax expense, depreciation of property and equipment and amortization of intangible assets. Based on EBITDA, the effects of other items and/or non-cash expenses are removed to calculate Adjusted EBITDA. Please refer to the section entitled "EBITDA and Adjusted EBITDA Reconciliation" for a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) and comprehensive income (loss).

The interest component of retention payments line item presented on the Adjusted EBITDA reconciliation is intended to help investors to determine the Company's EBITDA under a scenario where funds provided by third-party lenders to lend to consumers were considered to be debt financing to the Company. The amount is calculated based on the total funds provided by third-party lenders multiplied by a rate of 17.5% per annum.

•	Working Capital is calculated as current assets less current liabilities.

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EBITDA and Adjusted EBITDA Reconciliation

	2012			2013				2014
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Consolidated Results
Net income (loss) and comprehensive income (loss)	(41,160)	(3,571)	249	(1,702)	(4,280)	(6,894)	(22,307)	(7,470)
Interest expense and other interest	3,068	4,536	4,566	4,603	4,644	4,660	4,676	4,787
Income tax	(12,691)	(861)	(177)	(132)	(765)	(1,673)	2,850	(75)
Depreciation of property and equipment and amortization of intangible assets	3,288	3,445	3,724	3,732	3,562	4,385	3,998	3,709
EBITDA	(47,495)	3,549	8,362	6,501	3,161	478	(10,783)	951
Adjustments:
Stock-based compensation	193	189	158	145	119	99	76	423
Expense to settle pre-existing relationships with third-party lenders	36,820	—	—	—	—	—	—	—
Impact of change in estimation methodology and other one-time additions to the provision for credit losses	3,091	—	—	—	—	—	5,218	—
Branch closures costs	—	908	666	—	—	24	99
Impairment of property and equipment	3,017	—	408	—	—	522	714	—
Revenue impact related to transitioning to a direct lending model	3,210	316	—	—	—	—	—	—
Expenses related to restatements of previously issued financial statements	—	—	—	904	125	589	—	—
Expenses related to the special investigation	—	—	—	—	1,666	326	—	—
Impairment of January 31, 2012 acquired loan portfolio	—	—	—	—	—	1,010	—	—
Provision on aged receivables from a vendor	—	—	—	—	—	—	4,807	—
Employee Severance Costs	—	—	—	—	—	—	466	75
Regulatory penalties and compliance orders	—	—	—	—	—	—	—	873
Effective interest component of retention payments	1,885	554	472.316	1,602	1,610	1,625	1,897	1,843
Adjusted EBITDA	721	5,516	10,066	9,152	6,681	4,673	2,494	4,165

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Controls and Procedures

Management has evaluated whether there were changes in Internal Controls over Financial Reporting (ICFR) as at and for the three months ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect ICFR. No changes were identified.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of ICFR and Disclosure Controls and Procedures (DC&P) and determined that ICFR and DC&P were ineffective due to the two material weaknesses described below.

1.
In the year ended September 30, 2012, management determined that it did not design and implement effective information and communication processes and controls specific to the determination of the provision for credit losses. Specifically, senior finance personnel did not effectively communicate with operations to obtain sufficient information regarding the Company's collection activities in making the determination of the provision for credit losses. This material weakness resulted in material errors in the unaudited interim financial statements in fiscal 2012. The accounts that could reasonably be affected by the material weakness are provision for credit losses and consumer advances receivable, net.

2.
In the year ended September 30, 2012, management determined that the Company did not design and implement effective ICFR related to the review, interpretation and monitoring of legal and regulatory matters for financial reporting implications. Specifically, the Company did not have sufficient resources with the appropriate level of expertise to accurately monitor and assess legal and regulatory matters facing the Company. As a result, the Company's ICFR did not correctly interpret how the settlement terms and conditions of the March 5, 2004 British Columbia Class Action claim impacted the measurement of the associated liability as at September 30, 2010. As a result of these ineffective controls, the Company incorrectly measured and recorded the liability in its previously filed financial statements; however, it has now corrected for the error as described in Note 3 of the Company’s September 30, 2012 restated annual financial statements. The accounts that could reasonably be affected by this material weakness are corporate expenses, interest expense, income tax expense, other receivables (current and long term), deferred tax asset and accrued liabilities.

Each of these material weaknesses creates a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

The Company has taken the following remedial actions related to the above noted material weaknesses:

1.
In response to the first material weakness identified above, as part of the preparation of the 2012 annual financial statements the Company formally adopted an accounting policy and established a credit committee, comprised of senior financial and operational executives, to meet on a regular basis to monitor credit loss rates and approve provisioning levels. Management also hired additional senior finance personnel in the fourth fiscal quarter of 2012 to assist in the monitoring of the provision for credit losses. As part of the preparation of the 2013 annual financial statements, the Company changed its estimation methodology to determine the provision for credit losses whereby now the Company fully charges-off past due consumer advances receivable when the advances remain in default status for 90 days. This change results in the acceleration of the point in time when consumer advances receivable are fully provided for, which management believes will reduce the estimation uncertainty when determining an appropriate provision for aged consumer advances, thereby reducing the risk of material misstatement.

2.
In response to the second material weakness identified above, in April 2013 management established a process to coordinate communications internally as well as regularly consult with legal counsel and any other parties involved in legal and regulatory matters (i.e. a third party settlement administrator). This new control involves a review of the status of all legal and regulatory matters at each reporting period in order to assess the impact, if any, on the Company’s consolidated financial statements.

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Although there have been significant improvements made to ICFR in relation to the material weaknesses described above, management believes that these material weaknesses continue to exist for the reasons discussed below:

•
For the material weakness related to the provision for credit losses, management believes it has made significant improvements in the procedures and controls it utilizes to determine the provision for credit losses. However, as the Company has recently introduced new products into the marketplace (lines of credit) and is developing new ways to offer payday loans (through on-line lending and other means), Management needs sufficient time to assess whether these improvements will be effective in determining an appropriate provision for credit losses.

•
For the material weaknesses related to the review, interpretation and monitoring of legal and regulatory matters, management needs sufficient time to strengthen in-house expertise and develop processes and controls whereby legal and regulatory matters are communicated to the Company’s finance department for assessment, under relevant US GAAP guidance, in a timely manner, before concluding that the material weakness has been remediated.

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Risks and Uncertainties

NOTE: This section contains forward-looking information. By its nature, forward-looking information requires that certain assumptions be made and is subject to inherent risks and uncertainties. Please see "Forward-Looking Information" and "Risks and Uncertainties" for additional information on the factors that could cause results to vary.
The Company’s business is subject to risks and uncertainties that could result in material adverse effects on its business and financial results. Additional risks and uncertainties not presently known to Cash Store Financial, or that it currently deems immaterial, may also impair its business operations. The Company continually monitors and evaluates these risk factors and takes action to mitigate them, however some of these risks are beyond the Company’s control. A more detailed description of risks that may affect the Company’s operations is contained in the September 30, 2013 Annual MD&A.

Profitability, Liquidity and Capital Resources

The Company has reported a net loss and comprehensive loss for the two most recently completed financial years combined with negative cash flows from operating activities for the year ended September 30, 2013 and the three months ended December 31, 2013. Continued negative cash flows from operations and restricted access to further funding to support the Company’s consumer lending products could materially and adversely affect the Company’s ability to maintain its current level of operations as well as achieve planned growth and operating results.

As of December 31, 2013, the Company had $139.5 million in long term debt comprised of senior secured notes and a credit facility. If cash flows and capital resources are insufficient to fund the debt service obligations and to satisfy working capital and other liquidity needs, the Company may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance indebtedness. These alternative measures may not be successful or may not permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet its debt service and other obligations. If the Company is unable to make the required payments on its debt obligations, the Company would be in default under the terms of its indebtedness which could result in an acceleration of the repayment obligations. Any such default, or any attempt to alter the business plans and operations to satisfy the obligations under the Company’s indebtedness, could materially adversely affect the Company’s business, prospects, results of operations and financial condition.

The Company was in compliance with the financial covenants of the Credit Facility as at December 31, 2013 and therefore, the amounts drawn have been classified as long-term. Based on its current forecasts, the Company expects to be in compliance with its financial covenants under the Credit Facility over the next year. However, continued compliance with these financial covenants in future periods is dependent on the Company achieving revenue forecasts, cost reductions and other assumptions inherent in the forecast. Market conditions, including the changing regulatory environment, have been difficult to predict and there is no assurance that the Company will meet its forecasts and its Adjusted EBITDA covenants in each quarter over the next fiscal year. If these covenants are not met, the Company’s creditors would be in a position to demand immediate repayment of the amounts drawn under the Company’s Credit Facility or pursue other remedies if the Company cannot reach an agreement with its lenders to amend or waive the financial covenants.

Regulatory Environment

Consumer Lending Regulations

The Company’s business is subject to federal, provincial and foreign laws and regulations in Canada and the UK. These regulations may change at any time and may impose significant limitations on the way the Company conducts or expands its business. These regulations govern lending and collection practices and, in some cases, allowable interest rates and rate caps.

As the Company introduces new products and services, it may become subject to additional laws and regulations. Future legislation or regulations may restrict the Company’s ability to operate the way it does today or its ability to expand operations and may have a negative effect on the Company’s business, results of operations and financial

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condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. The Company is currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause the Company to incur substantial expenditures or modify the way the Company conducts its business. Changes in laws or regulations, or a failure to comply with applicable laws and regulations, may have a material adverse effect on the business, prospects, results of operations, and financial condition of the Company.

In May 2007, the Canadian federal government enacted a bill clarifying that the providers of certain payday loans were not governed by the criminal interest rate provisions of the Criminal Code of Canada (the “Criminal Code”), granting lenders (other than most federally-regulated financial institutions) an exemption from the criminal interest rate provisions of the Criminal Code if their loans fell within certain dollar amount and time frame maximums. In order for payday loan companies to rely on the exemption, provincial governments are required to enact legislation, subject to approval by the federal government that includes a licensing regime for payday lenders, measures to protect consumers and maximum allowable limits on the total cost of borrowing.

In Canada, the provinces that have enacted specific payday loans legislation pursuant to this federal exemption are British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and Nova Scotia.

Ontario

In keeping with the Company's product growth strategic objective, on February 1, 2013 the Company launched its suite of line of credit products in Ontario, and payday loans are no longer being offered in that province. Effective July 4, 2013, the Company allowed its payday loan licenses to expire in Ontario.

On December 17, 2013, Ontario Regulation 351/13 was filed by the Government of Ontario. Regulation 351/13, made under the Payday Loans Act, 2008, ("the Act") prescribes certain categories of credit such that the Act will apply to lines of credit products offered through the Company’s retail banners. Effective February 15, 2014, the Company will be required to have licenses pursuant to the Act, if they wish to continue providing access to certain line of credit products in the Ontario market. These licenses will again enable the Company to offer payday loans in Ontario.  The Company intends to comply with these regulatory requirements and has, through its operating subsidiaries, applied for the requisite licenses. The Company is focused on making the necessary changes and modifications to its operations in order to be in compliance with the new requirements of the Act.   A failure to be granted a license under the Act and/or an interruption to operations in Ontario could result material adverse effects on the Company's business and financial results.

British Columbia

On March 23, 2012, the Company was issued a compliance order (the “Order”) and administrative penalty from Consumer Protection BC. The Order directs the Company to refund to all borrowers with loan agreements negotiated with the Company or its subsidiaries between November 1, 2009 and the date of the order, the amount of any issuance fee charged, required or accepted for or in relation to the issuance of a cash card. The Order also directed the Company to pay an administrative penalty of $25 in addition to costs. On November 30, 2012, Consumer Protection BC issued a supplementary compliance order directing that unclaimed refund amounts, to a maximum of $1.1 million be deposited into a consumer protection fund. On December 14, 2012, the Company filed a Petition for Judicial Review in the British Columbia Supreme Court seeking an order quashing or setting aside the Order and Supplemental Order, and seeking declarations that it had not contravened sections 112.04(1)(f) of the Business Practices and Consumer Protection Act, or section 17 and 19 of the Payday Loan Regulation. The Petition was heard by the Court on June 26, 27, and 28, 2013 and dismissed in a decision released on January 30, 2014. As at December 31, 2013, the total amount of the supplemental order of $1.1 million has been paid and expensed by the Company.

United Kingdom

In April of 2014 the Financial Conduct Authority ("FCA") will assume responsibility for regulating the payday loans sector. The FCA has proposed new payday lender measures that will include limiting to two the number of loan rollovers and the number of times that lenders can access a borrower’s bank account for payment, both of which

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have an implementation date of July 1, 2014. The FCA will also require a borrower affordability assessment before payday lenders can extend a loan and will require that lenders include clear risk warnings on advertisements. In addition, the FCA plans to put in place dedicated supervision and enforcement teams. The FCA opened its proposed rules for comment and is expected to publish final guidance in February 2014.

On December 18, 2013, The Financial Services (Banking Reform) Act 2013 (the "Act") received Royal Assent. The Act introduced rate cap setting power for payday loans. The FCA has been charged with the duty to cap the cost of credit after conducting appropriate research, economic analysis and public consultation. A timeline for a cap on the cost of borrowing has not been announced by the FCA.

NYSE Listing Standards

On April 2, 2013, the Company received notice from the New York Stock Exchange (“NYSE”) that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, the Company is below the NYSE’s continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders’ equity was less than $50 million. Under the NYSE’s continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders’ equity of not less than $50 million.

The Company submitted a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. On August 29, 2013, the Company was notified that the NYSE accepted the Company's plan to achieve compliance within 18 months of receipt of the April 2, 2013 letter.

During such 18-month period, the Company’s common shares will continue to be listed and traded on the NYSE, subject to quarterly progress reviews by the NYSE and compliance with other NYSE continued listing standards.

The NYSE plan of compliance does not impact the Company’s listing on the Toronto Stock Exchange (“TSX”) and the Company’s common shares will continue to be listed and traded on the TSX, subject to compliance with TSX listing standards.

Legal Proceedings

The Company is subject to various asserted and unasserted claims during the course of business of which the outcome of many of these matters is currently not determinable. Due to the uncertainty surrounding the litigation process, unless otherwise stated below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. The Company believes that it has conducted business in accordance with applicable laws and is defending each claim vigorously. In addition to the litigation and claims discussed below, the Company is involved in routine litigation and administrative proceedings arising in the normal course of business.

The resolution of any current or future legal proceeding could cause the Company to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate operations in particular jurisdictions. The Company may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of senior officers and other management personnel that would otherwise be spent on other aspects of the business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to operations. Any of these events could have a material adverse effect on business, prospects, results of operations and financial condition of the Company.

Class proceedings related to consumer lending activities

British Columbia - March 5, 2004 Claim

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants, The Cash Store Financial and All Trans Credit

Q1 2014 Management’s Discussion & Analysis	| 21 |

Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada (the “Code”). On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of the Company’s customers’ third-party lenders added to the claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle and on February 28, 2010 the settlement was approved by the Court. Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount including legal expenses of $18,800, consisting of $9,400 in cash and $9,400 in credit vouchers. The credit vouchers can be used to pay existing outstanding brokerage fees and interest, to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced, or can be redeemed for cash from January 1, 2014 to June 30, 2014. The credit vouchers are not transferable and have no expiry date. After approved legal expenses of $6,438 were paid in March 2010, the balance of the settlement amount remaining to be disbursed was $12,362, consisting of $6,181 of cash and $6,181 of vouchers.

By September 30, 2010, the Company received approximately 6,300 individual claims representing total valid claims in excess of the settlement fund. As the valid claims exceed the balance of the remaining settlement fund, under the terms of the settlement agreement, the entire settlement fund of $12,362 was mailed to claimants in November 2012 in the form of cash and vouchers on a pro-rata basis. As at December 31, 2013, approximately $5,399 of the $6,181 cheques issued had been cashed and approximately $726 of vouchers had been redeemed.

In arriving at the liability recorded at the balance sheet date, the voucher portion of the settlement fund of $6,181 has been discounted using a discount rate of 16.2%. During the three month period ended December 31, 2013, the Company recorded accretion expense of $206 (three months ended December 31, 2012 - $203) in interest expense. The total liability related to the settlement at December 31, 2013 is $6,237 (September 30, 2013 - $6,162).

British Columbia - September 11, 2012 Claim

On September 11, 2012, an action under the British Columbia Class Proceedings Act was commenced in the Supreme Court of British Columbia by Roberta Stewart against The Cash Store Financial and Instaloans Inc. claiming on behalf of the plaintiff and class members who, on or after November 1, 2009 borrowed a loan from the Company, and that the Company charged, required or accepted an amount that is in excess of 23% of the amount loaned of the principal which is contrary to s. 17(1) of the Payday Loans Regulation and s. 112.02(2) of the Business Practices Consumer Protection Act (“BPCPA”) and charged, required or accepted an amount in relation to each cash card issued to a class member which is contrary to s. 112.04(1)(f) of the BPCPA; made the provision of each payday loan contingent on class members purchasing a cash card and services related thereto, contrary to s. 19(1) of the Payday Loans Regulation and s. 112.08(1)(m) of the BPCPA; and discounted the amount in the payday loan agreement to be the loan amount borrowed, by deducting and withholding from the loan advance an amount representing a portion of the total costs of credit, contrary to s.112.08(1)(e) of the BPCPA.

The Class members seek an order, pursuant to s. 112.10(2) and s. 172(3)(a) of the BPCPA, requiring that the Company refund all monies paid in excess of the Loan principal of each payday loan, including the Cash Card Fee Amounts, the Loan Fees, and any other fees or charges collected by the Company in relation to the payday loan, damages for conspiracy, and interest pursuant to the Court Order Interest Act at the rate of 30% compounded annually, as set out in the payday loan agreements or such other rate as the Court considers appropriate.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Alberta - January 19, 2010 Claim

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A statement of claim was served in Alberta by Shaynee Tschritter and Lynn Armstrong alleging that the Company was in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the claim.

The Company agreed to a motion to certify the class proceeding if the third party lenders, officers and directors were removed as defendants. Class counsel agreed to the Company’s proposal. Consequently, the certification motion was granted in November of 2011.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously. The likelihood of loss, if any, is not determinable at this time.

Alberta - September 18, 2012 Claim

On September 18, 2012, an action under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen’s Bench by Kostas Efthimiou against The Cash Store Inc., Instaloans Inc., and The Cash Store Financial Services Inc. on behalf of all persons who, on or after March 1, 2010, borrowed a loan from the Cash Store or Instaloans that met the definition of a “payday loan” proposing that the Company has violated s. 11 and 12 of the Payday Loan Regulations in that all amounts charged to and collected from the Plaintiff and Class members by the Company in relation to the payday loans advanced to the Plaintiff and Class members in excess of the loan principal are Unlawful Charges under the Payday Loan Regulation and therefore seek restitution of or damages for the Unlawful Charges paid by the Plaintiff and Class members, repayment of Unlawful Charges paid by the Plaintiff and Class members, damages for conspiracy, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Saskatchewan

On October 9, 2012, an action under the Saskatchewan Class Actions Act was commenced in the Saskatchewan Court of Queen’s Bench by John Ironbow against The Cash Store Financial Inc., The Cash Store Inc. and Instaloans Inc. on behalf of all persons who, on or after January 1, 2012, borrowed a loan from the Company that met the definition of a “payday loan” proposing that the Company has made payday loans contingent on the supply of other goods or services contrary to s. 29 of the Payday Act, charged or received amounts which are not provided for in the Payday Loans Act or Payday Loans Regulation, contrary to s. 25(5) of the Act, deducting or withholding from the initial advance an amount representing a portion of the cost of borrowing or other charges, contrary to s. 25 of the Payday Loans Act and charging or receiving an amount in excess of 23% of the loan principal, contrary to s. 23(1) and (4) of the Act and s. 14(1) of the Regulation. The Plaintiff seeks restitution of damages for unlawful charges paid by the Plaintiff and Class members, repayment of unlawful charges paid by the Plaintiff and Class members, damages, interest on all amounts found to be owing and any such associated legal costs.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - April 23, 2010 Claim

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench ("Manitoba Court") by Scott Meeking against The Cash Store Financial Services Inc., The Cash Store Inc. and 1152919 Alberta Ltd. o/a Instaloans Inc. proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who obtained a payday loan from The Cash Store Inc. or Instaloans Inc. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code.

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A class proceeding in Ontario in McCutcheon v. The Cash Store Inc. et al. was certified in 2006 and settled in 2008. That decision affected Manitoba residents, and presumptively resolved claims with respect to loans borrowed by Mr. Meeking. and other Manitoba residents, on or before December 2, 2008.

The Company asked the Manitoba court to enforce the Ontario settlement against Mr. Meeking. On September 9, 2013, the Manitoba Court of Appeal agreed that the Ontario Superior Court of Justice had properly exercised jurisdiction over Manitoba residents, including Mr. Meeking and his prospective class members, and enforced the Ontario settlement relating to borrowers of payday loans from the Company. However, it concluded that the Ontario judgment is not enforceable in Manitoba against Instaloans customers and for signature and title loans (as opposed to payday loans), as the Manitoba court determine Ontario had not given proper notice to Manitoba residents.

On September 12, 2013, the Manitoba Court certified Mr. Meeking’s claim as a class proceeding. On October 11, 2013, the Company applied for leave to appeal the certification decision.

On November 8, 2013, the Company filed an application for leave to appeal to the Supreme Court of Canada, seeking to appeal the Manitoba Court of Appeal decision that declined to enforce the Ontario settlement against Instaloans customers. The plaintiffs have also filed an application for leave to appeal to the Supreme Court of Canada, seeking to set aside the portion of the Manitoba Court of Appeal decision that enforced the Ontario settlement.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Manitoba - November 1, 2012 Claim

On November 1, 2012, an action was commenced in Manitoba under The Class Proceedings Act by Sheri Rehill against The Cash Store Financial Services Inc., The Cash Store Inc., Instaloans Inc. and other defendants, on behalf of all persons who, on or after October 18, 2010, borrowed a loan from the Company in Manitoba where that loan met the definition of a “payday loan” as defined by the Payday Loans Act, S.S. 2007, c. P-4.3. The action alleges that the Company made loans contingent on the purchase of another product or service, contrary to s. 154.2 of the Consumer Protection Act, R.S.M. 1987, c. C-200, as am. (CPA), discounted the principal amount of loans by deducting or withholding an amount representing a portion of the cost of credit from the initial advance, contrary to s. 154.1 of the CPA and charging, requiring and accepting amounts in excess of the 17% total cost of credit limit contrary to s. 147(1) of the CPA and s. 13.1 of the Payday Loan Regulation, Man. Reg. 99/2007, as am. The plaintiff pleads for restitution and repayment of all amounts paid by borrowers as a cost of credit for their payday loans, damages for an alleged conspiracy, and interest on all amounts alleged to be owing.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Ontario - August 1, 2012 Claim

On August 1, 2012, an action under the Ontario Class Proceedings Act was commenced in the Ontario Supreme Court of Justice by Timothy Yeoman against The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. and other defendants, claiming on behalf of the plaintiff and class members who entered into payday loan transactions with the Company in Ontario between September 1, 2011 and the date of judgment, that the Company operated an unlawful business model as the Company did not provide borrowers with the option to take their payday loan in an immediate liquid form and thereby misrepresenting the total cost of borrowing as the cost of additional services and devices should have been included.

The Class members plead entitlement to damages and costs of investigation and prosecution pursuant to s. 36 of the Competition Act inclusive of the fees, interest and other amounts that the Company charged to the Class members.

By Court order dated August 27, 2013, the plaintiff was permitted to amend the claim to add additional defendants. This amendment further claims that the Company’s lines of credit, offered since February 1, 2013, are payday

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loans subject to the Payday Loans Act, and are being offered without a payday loans license. The amendment claims that the Company acted in an unlawful conspiracy with the additional defendants.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Investor class proceedings

Canada

On June 3, 2013, a statement of claim brought under the Alberta Class Proceedings Act was commenced in the Alberta Court of Queen's Bench by Darren Hughes against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

On June 4, 2013, a statement of claim brought under the Ontario Class Proceedings Act was commenced in the Ontario Superior Court of Justice by David Fortier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

On July 11, 2013, a statement of claim brought under the Quebec Class Proceedings Act was commenced in the Quebec Superior Court of Justice by Marianne Dessis and Jean-Jacques Fournier against The Cash Store Financial Services Inc. and certain of its present and former directors and officers. The plaintiff alleges, among other things, that the Company made misrepresentations during the period from November 24, 2010 to May 24, 2013 regarding the Company's internal controls over financial reporting and the value of the loan portfolio acquired from third-party lenders, losses on its internal consumer loan portfolio, and its liability associated with the settlement of the March 5, 2004 British Columbia Class Action.

As at September 30, 2013, the Company has reached an agreement with the plaintiffs' counsel whereby the plaintiffs will proceed with the Ontario June 4, 2013 claim and seek a stay of the Alberta and Quebec claims.

Following the stay of the related Alberta claim, an amended statement of claim was issued on October 17, 2013, which, among other things, adds a statutory claim under the Alberta Securities Act. The plaintiffs’ motion seeking leave to pursue a secondary market liability claim under Part XXIII.1 of the Ontario Securities Act and to certify the claim as a class action under the Ontario Class Proceedings Act is currently scheduled to be heard by the Ontario Superior Court of Justice on May 20 and 21, 2014.

The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

United States

On May 20, 2013, Globis Capital Partners, L.P. filed a civil claim against the Company and Gordon J. Reykdal, Chief Executive Officer, in the United States District Court of the Southern District of New York for alleged violations of Sections 10(a) and 20(a) of the Securities Exchange Act of 1934 claiming unspecified damages.

On June 27, 2013, proposed class action proceedings for violation of U.S. federal securities laws were commenced by lead plaintiff Charles Nutsch in the United States District Court of the Southern District of New York against the The Cash Store Financial Services Inc. and certain of its present and former officers on behalf of purchasers of the common stock of The Cash Store Financial Services Inc. during the period between November 24, 2010 and May 13, 2013, inclusive. The proposed class action concerns alleged misrepresentations made in the Company's

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quarterly and annual financial statements between November 24, 2010 and May 13, 2013. In particular, the complaints allege that the Company overvalued the consumer loan portfolio acquired from third-party lenders, overstated its net income, understated losses on its internal consumer loans portfolio, and understated its liabilities associated with the settlement of the British Columbia class action.

By order dated July 9, 2013, the court consolidated the May 20, 2013 and June 27, 2013 actions for pretrial purposes. On September 17, 2013, the Court issued an order appointing Globis Capital Partners L.P. and Globis Overseas Funds Ltd. as lead plaintiffs in the class action. The Company is vigorously defending this action and the likelihood and amount of liability, if any, is not determinable at this time.

Other claims

Ontario - October 1, 2010 Claim

The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an action in the Superior Court of Ontario against National Money Mart Company (“Money Mart”) on October 1, 2010 for trade-mark infringement under sections 7, 19, 20 and 22 of the Trade-Marks Act, misrepresentation in the form of false and misleading advertising contrary to sections 52 and 74.01 of the Competition Act and the common law tort of passing off. The action relates to a national negative advertising campaign launched by Money Mart featuring the use of the Company’s registered trade-marks alongside negative statements comparing the Company's payday loan products to Money Mart’s loan products. Statements made in the Money Mart advertising campaign include, among other things, that the Company’s loan products are more expensive and less convenient than Money Mart’s and involve more forms and hassle. The Company seeks injunctive relief as well as $60,000 in damages in its Statement of Claim. Money Mart filed its statement of defense on May 2, 2011. The parties have settled a discovery plan and the next step in the action is to proceed to discoveries.

The likelihood and amount of gain (or loss), if any, is not determinable at this time.

Ontario - August 31, 2011 Application

On August 31, 2011, in response to regulatory amendments to come into force on September 1, 2011, The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. commenced an Application for Judicial Review in the Ontario Superior Court of Justice. The Application sought an order declaring that certain of the new amended regulations are outside the scope of the regulation-making authority under the Payday Loans Act, 2008, and were made without due process. The hearing was held on October 2, 2013. On November 5, 2013 the Court dismissed the Company’s application. The Company has not appealed this decision.

Ontario - July 5, 2012 Conviction

On July 5, 2012, The Cash Store Inc. and Instaloans Inc. were charged with the offence of acting as a lender without being licensed as a lender and without having received notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Guelph (The Cash Store Inc.), Brantford, and Sarnia, Ontario (Instaloans Inc.). The charges were laid in each of the three jurisdictions on July 5, 2012 as a result of investigations made by the Ministry of Consumer Services relating to consumer complaints made by three consumers.

On November 18, 2013, Instaloans Inc. and The Cash Store Inc. pleaded guilty and were convicted of the offence of acting as a lender without being licensed as a lender and without having notice in writing from the Registrar of the licence, contrary to section 6(1) of the Payday Loans Act, 2008, c.9 in Brantford, Sarnia, and Guelph, Ontario, respectively. As a result of this plea, The Cash Store and Instaloans Inc. agreed to pay $50 per conviction, in addition to a victim fee surcharge of 25%, for a total fine of $188.

Ontario - June 7, 2013 Application

On June 7, 2013, an application was commenced in the Ontario Superior Court of Justice pursuant to section 54(1) of the Payday Loans Act, 2008, by the Director designated under the Ministry of Consumer and Business Services Act, naming The Cash Store Financial Services Inc., The Cash Store Inc. and Instaloans Inc. as respondents. The application seeks a declaration that the basic line of credit product offered constitutes a ‘payday

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loan’ under subsection 1(1) of the Payday Loans Act, and seeks orders requiring the Company to obtain a payday loan broker license and restraining the Company from acting as a loan broker of the basic line of credit without a broker’s license. The Application was heard by the Ontario Superior Court of Justice on November 29, 2013. It is unknown when a decision on this matter will be been rendered.

Subsequent to the hearing of the application, the Government of Ontario filed Regulation 351/13 on December 17, 2013, made under the Payday Loans Act, which prescribes that the Payday Loans Act will apply to lines of credit products offered through the Company's retail banners once the new regulations come into force on February 15, 2014. The Company intends to comply with these regulatory requirements and intends to apply for a licence under the new regulations.

Alberta - September 18, 2013 Claim

On September 18, 2013, an action in the Court of Queen's Bench of Alberta was commenced against the Company, certain of its officers and affiliates, including The Cash Store Inc., certain of its associated companies, including The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc., and other corporate defendants, seeking repayment of certain funds advanced to the Company, its affiliates and the associated companies by Assistive Financial Corp. ("Assistive"), a former related party third-party lender. An application for interim relief, including the appointment of an inspector, was brought by the Plaintiffs and was heard by the Court of Queen's Bench of Alberta on December 12, 2013 and a decision has not yet been rendered. The action by Assistive also seeks damages equivalent to $110,000 together with interest thereon at the rate of 17.5% per year.

The Company believes the action is wholly without merit and intends to vigorously defend itself. The likelihood and amount of liability, if any, is not determinable at this time.

Special Investigation

The Company’s Audit Committee was made aware of written communications that contained questions about the acquisition of the consumer loan portfolio from third-party lenders in late January 2012 (the “Transaction”) and included allegations regarding the existence of undisclosed related party transactions in connection with the Transaction. In response to this allegation, legal counsel to a special committee of independent directors of the Company (the “Special Committee”) retained an independent accounting firm to conduct a special investigation.  The investigation followed a review conducted by the Company’s internal auditor under the direction of the Audit Committee of the Board, and the restatement by the Company in December 2012 of its unaudited interim quarterly financial statements and MD&A for periods ended March 31, 2012 and June 30, 2012.

The investigation covered the period from December 1, 2010 to January 15, 2013 and was carried out over four months.  It involved interviews of current and former officers, directors, employees and advisors of the Company and a review of relevant documents and agreements as well as electronically stored information obtained from Company computers and those of employees, former employees and directors most likely to have information relevant to the investigation.

The Special Committee has reported its findings on the allegations to the Board of Directors and, consistent with the recommendation made to the Board of Directors by the Special Committee, the Board of Directors has determined that no further corrections or restatements of previously reported financial statements and other public disclosures are required in relation to the Transaction.

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